FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549



                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

                          For the month of June, 2004

                          GRANITE MORTGAGES 04-1 PLC
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)


                       GRANITE FINANCE TRUSTEES LIMITED
                (Translation of registrant's name into English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                   (Address of principal executive offices)


                        GRANITE FINANCE FUNDING LIMITED
                (Translation of registrant's name into English)
                                 69 Park Lane,
                           Croydon CR9 1TQ, England
                   (Address of principal executive offices)




     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F.....X....Form 40-F.............

     Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes............No.......X...........

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.



                                        GRANITE MORTGAGES 04-1 PLC


                                        By:        /s/  Clive Rakestrow
                                           -----------------------------------
                                        Name:  L.D.C. Securitisation Director
                                        No. 1 Limited by its authorized person
                                        Clive Rakestrow for and on its behalf
                                        Title: Director
Date:  August 16, 2004

                                        GRANITE FINANCE FUNDING LIMITED


                                        By:        /s/  Jonathan David Rigby
                                           -----------------------------------
                                        Name:  Jonathan David Rigby
                                        Title: Director
Date:  August 16, 2004

                                        GRANITE FINANCE TRUSTEES LIMITED


                                        By:        /s/  Daniel Le Blancq
                                           -----------------------------------
                                        Name:  Daniel Le Blancq
                                        Title: Director
Date:  August 16, 2004

INVESTORS' MONTHLY REPORT
-------------------------
GRANITE MORTGAGES 04-1 PLC
--------------------------
Monthly Report re: Granite Mortgages 01-1 Plc, Granite Mortgages 01-2 Plc, Granite Mortgages 02-1 Plc Granite Mortgages 02-2 Plc, Granite Mortgages 03-1 Plc, Granite Mortgages 03-2 Plc, Granite Mortgages 03-3 Plc Granite Finance Trustees Limited, Granite Mortgages 04-2 Plc and Granite Finance Funding Limited Period 1 June 2004 - 30 June 2004


Mortgage Loans

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Number of Mortgage Loans in Pool                      238,327

Current Balance - Trust Mortgage Assets        (GBP)19,275,323,145

Current Balance - Trust Cash and other Assets   (GBP)1,156,394,524

Last Months Closing Trust Assets               (GBP)19,862,945,308

Funding share                                  (GBP)18,651,521,741

Funding Share Percentage                               91.29%

Seller Share*                                  (GBP)1,780,195,928

Seller Share Percentage                                8.71%

Minimum Seller Share (Amount)*                  (GBP)934,316,452

Minimum Seller Share (% of Total)                      4.57%

Excess Spread last quarter annualised (% of Total)     0.26%
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* Please see the Additional Notes to the Investor Reports

Arrears Analysis of Non Repossessed Mortgage Loans

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                   Number      Principal (GBP)  Arrears (GBP)  By Principal (%)

< 1 Month          234,934      19,017,798,678       0             98.66%

> = 1 <3 Months     2,730        210,236,782     1,715,351          1.09%

> = 3 <6 Months      515         37,419,915       892,529           0.19%

> = 6 <9 Months      114         7,537,264        342,604           0.04%

> = 9 <12 Months     29          1,953,249        112,126           0.01%

> = 12 Months        5            377,257          31,621           0.00%

Total              238,327     19,275,323,145    3,094,231        100.00%
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Properties in Possession

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                         Number            Principal (GBP)      Arrears (GBP)

Total (since inception)   180                 9,973,385            482,167
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Properties in Possession                                             66

Number Brought Forward                                               55

Repossessed (Current Month)                                          11

Sold (since inception)                                              114

Sold (current month)                                                 16

Sale Price/Last Loan Valuation                                     1.11

Average Time from Possession to Sale (days)                         127

Average Arrears at Sale                                        (GBP)2,388

Average Principal Loss (Since inception)*                        (GBP)191

Average Principal Loss (current month)**                         (GBP)219

MIG Claims Submitted                                                 8

MIG Claims Outstanding                                               1

Average Time from Claim to Payment                                  59
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*This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception.
**This figure is calculated taking the cumulative principal losses for the current month pre MIG claims divided by the number of properties sold in the current month.
Note: The arrears analysis and repossession information is at close of business for the report month

Substitution

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                                            Number             Principal (GBP)

Substituted this period                      4,998           (GBP)483,272,754

Substituted to date (since 26 March 2001)  409,866          (GBP)32,908,052,525
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CPR Analysis

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                                           Monthly               Annualised

Current Month CPR Rate                      5.53%                  49.41%

Previous Month CPR Rate                     4.84%                  44.67%
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Weighted Average Seasoning (by value) Months                       24.37

Weighted Average Remaining Term (by value) Years                   20.12

Average Loan Size                                               (GBP)80,878

Weighted Average LTV (by value)                                    75.18%

Weighted Average Indexed LTV (by value)                            62.15%

Non Verified (by value)                                            31.17%
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Product Breakdown

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Fixed Rate (by balance)                                            50.20%

Together (by balance)                                              25.37%

Capped (by balance)                                                 1.30%

Variable (by balance)                                              20.16%

Tracker (by balance)                                                2.97%

Total                                                             100.0%
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Geographic Analysis

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                  Number           % of Total   Value (GBP)         % of Total

East Anglia       4,975           2.09%         404,781,786            2.10%

East Midlands     17,169          7.20%         1,241,330,811          6.44%

Greater London    28,513         11.96%         3,820,369,047          19.82%

North             29,676         12.45%         1,586,359,095          8.23%

North West        32,996         13.84%         2,127,995,675          11.04%

Scotland          23,185          9.73%         1,416,736,251          7.35%

South East        34,786         14.60%         3,862,774,758          20.04%

South West        15,298          6.42%         1,374,330,540          7.13%

Wales             10,136          4.25%         636,085,664            3.30%

West Midlands     15,777          6.62%         1,195,070,035          6.20%

Yorkshire         25,816         10.83%         1,609,489,483          8.35%

Total            238,327          100%          19,275,323,145          100%
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LTV Levels Breakdown

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                                 Number         Value (GBP)          % of Total

0% <25%                          8,174         314,187,767            1.63%

> = 25% <50%                    28,053         1,975,720,622          10.25%

> = 50% <60%                    17,858         1,524,678,061          7.91%

> = 60% <65%                    10,609         959,911,093            4.98%

> = 65% <70%                    12,144         1,133,389,001          5.88%

> = 70% <75%                    17,143         1,555,518,578          8.07%

> = 75% <80%                    18,093         1,917,894,653          9.95%

> = 80% <85%                    25,133         2,461,458,766          12.77%

> = 85% <90%                    34,564         2,661,922,126          13.81%

> = 90% <95%                    51,962         3,781,818,401          19.62%

> = 95% <100%                   14,414         977,258,883            5.07%

> = 100%                           180          11,565,194             0.06%

Total                            238,327       19,275,323,145        100.0%
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Repayment Method

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                                 Number         Value (GBP)         % of Total

Endowment                        29,561         2,164,618,789          11.23%

Interest Only                    27,089         3,644,963,607          18.91%

Pension Policy                     649          63,608,566              0.33%

Personal Equity Plan              1,296         92,521,551              0.48%

Repayment                        179,732        13,309,610,632         69.05%

Total                            238,327        19,275,323,145        100.00%
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Employment Status

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                                 Number         Value (GBP)         % of Total

Full Time                        210,102        16,056,344,180         83.30%

Part Time                         2,939         171,550,376             0.89%

Retired                            504          17,347,791              0.09%

Self Employed                    22,448         2,924,066,521          15.17%

Other                             2,334         106,014,277             0.55%

Total                            238,327        19,275,323,145        100.00%
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NR Current Existing Borrowers' SVR                6.29%

Effective Date of Change                        1 May 2004
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Notes    Granite Mortgages 04-1 plc

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                   Outstanding       Rating           Reference Rate     Margin
                                 Moodys/S&P/Fitch

Series 1

A1               $592,000,000     P-1/A-1+/F1+           1.24%          -0.04%

A2              $1,185,000,000    Aaa/AAA/AAA            1.62%           0.07%

B                $52,000,000       Aa3/AA/AA             1.76%           0.21%

M                $72,000,000         A2/A/A              1.96%           0.41%

C                $108,000,000     Baa2/BBB/BBB           2.45%           0.90%

Series 2

A1               $1,185,000,000    Aaa/AAA/AAA           1.71%           0.16%

A2            (euro)900,000,000    Aaa/AAA/AAA           2.28%           0.16%

B              (euro)91,000,000     Aa3/AA/AA            2.46%           0.34%

M              (euro)45,000,000      A2/A/A              2.69%           0.57%

C              (euro)60,000,000    Baa2/BBB/BBB          3.19%           1.07%

Series 3

A             (GBP)600,000,000     Aaa/AAA/AAA           4.99%           0.16%

B              (GBP)23,000,000      Aa3/AA/AA            5.17%           0.34%

M              (GBP)10,000,000       A2/A/A              5.40%           0.57%

C              (GBP)20,000,000    Baa2/BBB/BBB           5.90%           1.07%
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Credit Enhancement

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                                                         % of Notes Outstanding

Class B and M Notes (GBP)Equivalent)             (GBP)194,305,490        5.87%

Class C Notes (GBP)Equivalent)                  (GBP)120,180,421         3.63%

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                                                            % of Funding Share

Class B and M Notes (GBP)Equivalent)            (GBP)194,305,490         1.04%

Class C Notes (GBP)Equivalent)                 (GBP)120,180,421          0.64%

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Granite Mortgages 04-1 Reserve Fund Requirement  (GBP)60,000,000         0.32%

Balance Brought Forward                         (GBP)42,225,927          0.23%

Drawings this Period                                  (GBP)0             0.00%

Excess Spread this Period                        (GBP)4,122,281          0.02%

Funding Reserve Fund Top-up this Period*         (GBP)11,400,921         0.06%

Current Balance                                  (GBP)57,749,129         0.31%
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Funding Reserve Balance                         (GBP)42,299,079          0.23%

Funding Reserve %                                     1.0%                NA
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*Top-ups only occur at the end of each quarter.

Additional Notes to the Investor Reports

The Overcollateralisation test will be breached on any distribution date where the aggregate current balance of mortgage loans on such distribution date is less than an amount equal to the product of 1.05 and the principal amount outstanding of all notes of all issuers on such distribution date. The principal amount outstanding of such notes will be calculated on a straight line basis by applying the appropriate constant payment rate applicable to each series of notes on a monthly, rather than quarterly, basis.

A non asset trigger event will occur if the current seller share is equal to or less the minimum seller share for two consecutive months. The one month cure period will now allow the seller to substitute new loans into the trust to meet the minimum seller requirement.

The notes may be redeemed at the option of the issuer if on the payment date falling on or after July 2008, the New Basel Capital Accord has been implemented in the United Kingdom

A arrears trigger event will occur if the outstanding principal balance of 90+ day arrears in the trust exceed 2%. In the event of a arrears trigger the Granite Mortgages 04-2 issuer reserve fund will step up to 1.415%. This trigger event is curable.

A issuer non call trigger event will occur if any of the issuers are not called on their step up and call dates. In the event of a issuer non call trigger the Granite Mortgages 04-2 issuer reserve fund target will step up by 0.275% and the funding reserve target will step up by 0.10%.

A accelerated controlled amortisation trigger will occur if any of the issuers are not called on their step up and call dates. In the event of a accelerated controlled amortisation trigger all Granite Mortgages 04-2 tranches become pass through securities.